Exhibit A1

LETTER FROM CONTRAN CORPORATION

Dear Keystone Consolidated Industries Stockholder:

On June 10, 2013, or as soon as practical thereafter, Contran Corporation (“Contran”) intends to take Keystone Consolidated Industries, Inc. (“KCI”) private through a “short-form” merger process permitted under Delaware law.  The purposes of this letter and the attached Schedule 13E-3 Transaction Statement are to:

•	tell you more about the merger,

•
explain why we think that the $9.00 per share in cash, without interest, that you will receive in the merger, if you hold KCI shares as of the effective date of the merger, is fair consideration for your shares, and

•	let you know about your rights for an appraisal hearing under Delaware law.

Neither you nor KCI’s board of directors is being asked to approve the merger.  Under Delaware law, Contran owns a sufficient number of shares to cause the merger to become effective.  After the merger, Contran will be the only stockholder of KCI.  In the merger, which we expect to be effective on June 10, 2013, or as soon as practical thereafter, you will receive $9.00 in cash, without interest, for each share of KCI stock that you own as of that date.  If you do not believe that $9.00 is a fair price for your shares, you can follow the procedures described in the attached Schedule 13E-3 Transaction Statement and exercise appraisal rights under Delaware law.  YOU SHOULD READ THE SCHEDULE 13E-3 TRANSACTION STATEMENT CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT $9.00 PER SHARE OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES.  The amount determined by such court may be higher or lower than or equal to $9.00 per share.

Stockholders of record on the date the merger becomes effective will be mailed a Notice of Merger and Appraisal Rights and a Letter of Transmittal.  Stockholders receiving such documents should carefully read them.  Detailed instructions for surrendering your stock certificates, together with a detailed description of statutory appraisal rights, will be set forth in the Notice of Merger and Appraisal Rights and the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the merger, the common stock of KCI will not be publicly traded.  KCI also will not be required to file reports with the Securities and Exchange Commission.  In addition, the merger will have federal and possible state income tax consequences for you, and you should consult with your tax adviser in order to understand fully how the merger will affect you.

Sincerely yours,

Contran Corporation